2000 K Street, N.W.
Suite 700
Washington, DC 20006
T: 202.822.9611

Eric S. Purple
202.507.5154
epurple@stradley.com

January 23, 2026

VIA EDGAR

Ms. Lauren Hamilton
Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 Pearl Street, Suite 20-100
New York, NY 1004-2616

Re:
CrowdStreet REIT I, Inc. (CIK 0001911129) Annual Shareholder Report on Form N-CSR for the Reporting Period from January 1, 2024 to December 31, 2024 (SEC Accession No. 0001839882-25-014188) and Form N-CEN for the Reporting Period from January 1, 2024 to December 31, 2024 (SEC Accession No.0001752724-25-054238)

Dear Ms. Hamilton:
On behalf of CrowdStreet REIT I, Inc. (the “Fund” or the “Company”), set forth below are the Fund’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by telephone call on December 4, 2025, with respect to the Fund’s annual shareholder report filed on Form N-CSR with the Commission on March 6, 2025, as amended March 28, 2025 (the “Annual Report”) and the annual report filed on Form N-CEN with the Commission on March 13, 2025 (the “Form N-CEN”). The Staff’s comments as we understand them from our telephone call are set forth below in italics and are followed by the Fund’s responses. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Annual Report or Form N-CEN, respectively. Where revisions are proposed to be made to any future shareholder reports or to the Fund’s prospectus or statement of additional information in connection with any of the below responses, such proposed revisions have been reflected in appendices attached hereto.
Form N-CEN

1.
Comment: In the Form N-CEN, the Staff notes that it appears that the independent public accountant’s report on internal control does not indicate the city and state where the report was issued in compliance with Item G.1 and Instruction 3 of the Form. Please include this information in future filings.

Stradley Ronon Stevens & Young, LLP  |  stradley.com
Chicago  |  Los Angeles  |  New York  |  Philadelphia  |  Washington, D.C.

January 23, 2026

Response: The Fund notes that, in response to Item G.1 and Instruction 3 of the Form, the city and state are included in the letterhead of the independent public accountant’s report.

2.
Comment: The Staff notes that the information provided in response Item D.8 indicates that the Fund’s advisory fee for the period was 1.22%. However, the Fund’s Annual Report presents the advisory fee as 1.50% for the same period. Please supplementally explain the difference in the advisory fees in the two responses.

Response: The difference between the advisory fees reported in Form N-CEN and the Annual Report is due to the response in Form N-CEN factoring in fees waived by the Investment Manager during the period.  The Fund will report the gross advisory fee in response to Item D.8 of Form N-CEN in future filings.
Form N-CSR Annual Report

3.
Comment: The Staff notes that the Fund filed an amended Annual Report on March 28, 2025 but did not include updated certifications. Please refile the amended Annual Report with new certifications dated as of the filing date.
Response: The Fund has confirmed on the EDGAR database that its Amended Form N-CSR filed on March 28, 2025 includes the certifications required pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (“Sarb-Ox”).  The Fund acknowledges that it did not file certifications pursuant to 18 USC 1350 (the “Section 906 Certification”)  because the Fund is not subject to this requirement.
Section 906 Certifications are only required of entities that have filing obligations under either section 13(a) or 15(d) of the Securities Exchange Act of 1934.  Section 13(a) applies to every issuer of a security that is registered under Section 12 of the 1934 Act, while Section 15(d) applies to each issuer that has filed a registration statement which has become effective pursuant to the Securities Act of 1933.  The Fund fits into neither of these categories as it has never registered under the Securities Exchange Act of 1934 nor has it ever had an effective registration statement under the Securities Act of 1933. The Fund’s N-CSR is filed under the 1940 Act only.  As a result, the Fund has no Section 906 Certification obligation.  See Certification of Disclousure, SEC Release No. 33-8212 (Mar. 21, 2003) (stating “Because the Section 906 certification requirement applies to periodic reports containing financial statements that are filed by an issuer pursuant to Section 13(a) or 15(d) of the Exchange Act, the proposed exhibit requirement would only apply to reports on Form N-CSR filed under these sections and not to reports on Form N-CSR that are filed under the Investment Company Act only.”
4.
Comment: Please enhance the Manager’s Discussion of Fund Performance (“MDFP”) to include a broader discussion of the factors that materially impacted performance during the most recent fiscal year, including relevant market factors and investment strategies and techniques used by the Investment Manager, in future reports. Please also consider showing performance for the period compared to a performance benchmark and discuss the reason for any differences. Please look to Item 24, Instruction 4(g) of Form N-2 for instructions.
Response: The Fund confirms that it will enhance the MDFP accordingly in future filings.

January 23, 2026

5.
Comment: Please add a footnote to the Financial Highlights to indicate that sales loads are not reflected in the total returns per Item 4.1 and Instruction 13(b) of Form N-2 f.
Response: The Fund supplementally confirms that the Fund does not have a sales load and, accordingly, the requested revisions to the Financial Highlights appears to be inapplicable.
6.
Comment: In “Note 5 – Tax Basis Information” of the Notes to Financials, the December 31, 2024 tax basis of distributable earnings shows a total accumulated deficit of $16.9 million and Other book tax temporary differences of $0, but the balance sheet shows an accumulated deficit of $11.6 million. Please show any temporary or permanent differences moving forward.
Response: The Fund confirms that it will include relevant temporary and permanent differences needed to reconcile the tax basis information to the accumulated deficit on the balance sheet in future reports.
7.
Comment: The Staff notes that “Note 3 – Investment Management Fee and Other Related Party Transactions” in the Notes to Financials provides: “During the year ended December 31, 2024, CrowdStreet paid $50,000 of Directors Fees and $611,101 of other expenses on behalf of the Fund. As of December 31, 2024, the total amount due to CrowdStreet is $876,403.” Please supplementally explain where this amount is located on the balance sheet.
Response: The Fund supplementally confirms that the $876,403 amount is included in the following balance sheet liabilities and the Fund will include a similar schedule in future filings to clarify which liabilities, and amounts included in such liabilities, correspond to the total amount due to Crowdstreet:
8.
Comment: For the Quantitative information on Level 3 investments, going forward, please clarify the disclosure to be consistent with the table headings. For example, with respect to the Brixton Atlee TIC, LP investment, the Unobservable Input column lists “Index/Cap”, but under the “Range/Weighted Average” column it lists (8.7%)/6.1%. Please confirm what the values provided indicate for the respective inputs (i.e., is (8.7%) the blend of both and/or is 6.1% the weighted average).

Response: When more than one unobservable input was used in a valuation, the ranges and averages provided in the 2024 filing show a combined weighted average of the unobservable inputs (e.g., index rate, cap rate). The Fund confirms it will clarify the disclosure going forward by providing averages for each unobservable input in separate rows. An example is provided below.

January 23, 2026

*     *     *
If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 507-5154 or Brian Crowell at (215) 564-8082.

Sincerely,
/s/ Eric S. Purple
Eric S. Purple
cc:
Kristen Howell, Kevin Perry and Stephanie Roth of CrowdStreet REIT I, Inc.